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                              July 5, 2023

       Pina Albo
       Chief Executive Officer
       Hamilton Insurance Group, Ltd.
       Wellesley House North, 1st Floor
       90 Pitts Bay Road
       Pembroke HM 08 Bermuda

                                                        Re: Hamilton Insurance
Group, Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 20,
2023
                                                            CIK No. 0001593275

       Dear Pina Albo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. We note your response to our prior comment 2 and reissue in part. Please balance your disclosure relating to
"strong balance sheet" by also including your net losses for the last fiscal year, as well as
your cumulative losses. In particular, your presentation should clarify how the balance
sheet allows you to absorb periods where catastrophic or other significant events
cause you to owe significant payouts on our policies or your reinsurance obligations.
   2. We note your disclosure on page F-100 that "certain of Hamilton Group's shareholders
 Pina Albo
FirstName   LastNamePina
Hamilton Insurance   Group,Albo
                            Ltd.
Comapany
July 5, 2023NameHamilton Insurance Group, Ltd.
July 5,2 2023 Page 2
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FirstName LastName
         that own an aggregate of 62.0 million Class A, Class B and Class shares" have liquidity rights upon the occurrence of a trigger event. Please disclose who these shareholders are, define the trigger event in the prospectus, and disclose any material risks to investors. In addition, tell us if these shareholders are your affiliates and how they acquired the shares.
Unique Investment Management Relationship with Two Sigma, page 5

3. Revise this section to balance your discussion of the annualized returns on your investments through Two Sigma from 2014 through 2022, to indicate the recent performance of the funds, including fair value declines for the Futures fund in both 2022 and in the first quarter of 2023.
Prospectus Summary
Proprietary technology infrastructure, page 7

4. Revise this section, and other appropriate sections, to discuss the extent to which you are dependent on Two Sigma to support your technological infrastructure, including the pricing of policies and/or your risk calculations.
Risks Related to Our Investment Strategy, page 42

5. We note your disclosure about reported management and governance difficulties within
         Two Sigma. Based on news reporting related to the underlying disagreements reported in the Form ADV, it appears that the "C-level officers" who are unable to agree are Dr.
         Siegel and Mr. Overdeck, the co-chairmen and CEOs of Two Sigma. The two gentlemen are labeled as "Two Sigma Key Persons" and are also members of your Board. Please add a separately captioned risk factor to address material risks to you that could result if the
            C-level officers    are deadlocked in managing Two Sigma or their
disagreements
         materially impact the decisions of your Board.
We do not have control over the Two Sigma Hamilton Fund, page 43

6. We note your disclosure on page 45 related to the June 20, 2023 ADV filing, in which Two Sigma disclosed that disagreements within Two Sigma's management, including the lack of governance structures to settle agreements, could present a material risk to meeting client mandates. Revise this risk factor, as well as other appropriate risk factors to specifically address how this disclosure could impact the relevant risks you face based on your reliance upon Two Sigma, and the limitations on your ability to divest your interests in the funds, should the risk begin to threaten the value of your investments through the fund.
Risk Factors
The Managing Member, Two Sigma and their respective affiliates, page 46

7. We note recent press articles that state that Two Sigma participates in the reinsurance
 Pina Albo
FirstName   LastNamePina
Hamilton Insurance   Group,Albo
                            Ltd.
Comapany
July 5, 2023NameHamilton Insurance Group, Ltd.
July 5,3 2023 Page 3
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FirstName LastName
         market. Revise this risk factor to discuss any of your insurance activities that Two Sigma competes with Hamilton, either directly, or by providing services to your direct competitors.
International Segment
Net Premiums Earned, page 98

8. We note your response to comment 17 and your revised disclosures. Please revise the disclosures for each of your reportable segments (International and Bermuda) to include details of the impacts on your net premiums earned and any other noted trends by the key products listed for each segment on pages 13-14.
Credit Facilities, page 135

9. We note your response to our prior comment 20. For each credit facility that has been utilized by Hamilton or its subsidiaries during the past year, revise to disclose the nature of the rate paid. Also, since many of these facilities will expire within a year, please revise to state their short term nature and provide management's views about the possibility of extending the agreements with the respective creditor. Two Sigma Hamilton Fund, page 139

10. Please revise your disclosures to discuss the performance of each of your investments in
         Two Sigma Funds (e.g. Two Sigma Futures Portfolio, LLC, Two Sigma Spectrum
         Portfolio, LLC, and Two Sigma Equity Spectrum Portfolio, LLC), including a discussion of the related unrealized gains/losses.
Business, page 143

11. We note that on pages 7 and 15 you discuss the "Hamilton View of Risk" and how it impacts your pricing and risk management models. In this section, or in another appropriate section of the registration statement, please discuss in further detail the inputs that contribute to the HVR, and how management uses the view to manage the business.
Investments, page 162

12. We note your response to our prior comment 26 and reissue in part. Please describe material terms of any agreements you have signed with DWS Investment Management
         Americas, Inc. and Conning Asset Management Limited. In particular, please discuss any provisions that would impact Hamilton's ability to liquidate its holdings in the fixed income portfolio in the event that additional liquidity was required. File your agreements with DWS and Conning as exhibits to the registration statement or advise.
Composition of the Board of Directors of Hamilton, page 182

13. We note your disclosure here that "as many as four shareholders will each have the right to appoint one director if such shareholder continues to hold a prescribed number of
 Pina Albo
Hamilton Insurance Group, Ltd.
July 5, 2023
Page 4
      common shares." Please identify the four shareholders who have the right to appoint a director to your board and quantify the number of shares they are required to hold to continue to have this right.
Consolidated Balance Sheets, page F-7

14. We reissue prior comment 30 in part. Please provide us with a detailed analysis and revise your related disclosures, including references to ASC 810, of your determination that you are the primary beneficiary of TS Hamilton Fund. Further, we note that you disclose on page 95 that Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF is net of management fees and expenses and gross of incentive allocations. Please tell us your basis in the accounting literature for your presentation.
        You may contact Sarmad Makhdoom at (202) 551-5776 or Michael Henderson at (202)
551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                          Sincerely,
FirstName LastNamePina Albo
                                                          Division of
Corporation Finance
Comapany NameHamilton Insurance Group, Ltd.
                                                          Office of Finance
July 5, 2023 Page 4
cc:       Matthew B. Stern, Esq.
FirstName LastName